CALIFORNIA BANCORP

1300 Clay Street, Suite 500

Oakland, California 94612

October 12, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	California BanCorp

Registration Statement on Form S-4

File No. 333-259934

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, California BanCorp hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 12:00 p.m., Eastern Time, on October 15, 2021, or as soon as practicable thereafter.

Please contact Josh Dean of Sheppard, Mullin, Richter & Hampton LLP, at (714) 424-8292 with any questions you may have regarding this request. In addition, please notify Mr. Dean by telephone when this request for acceleration has been granted.

Sincerely,

CALIFORNIA BANCORP

By:	/s/ Thomas A. Sa
Thomas A. Sa
Senior Executive Vice President,
Chief Financial Officer and
Chief Operating Officer